                        CORPORATE PROPERTY ASSOCIATES 14
                                  INCORPORATED

                     SUPPLEMENT DATED SEPTEMBER 21, 1999 TO
                         PROSPECTUS DATED JUNE 1, 1999
                         (HEREINAFTER THE "PROSPECTUS")

                           SUMMARY OF THE SUPPLEMENT

                       DESCRIPTION OF PROPERTIES (PAGE 2)

     This section sets forth information on CPA(R):14's acquisition of an office facility and build-to-suit property leased to CheckFree Corporation, a build-to-suit property leased to Builders' Supply & Lumber Co., Inc., a distribution and production facility leased to The Scott Co. of California, Inc., and four distribution facilities leased to AmeriServe Food Distribution, Inc.

                             THE OFFERING (PAGE 7)

     This section sets forth information on the sale of shares and the issuance of shares to shareholders.

     Capitalized terms not defined herein will have the meanings ascribed to them in the Prospectus.

                         DESCRIPTION OF THE PROPERTIES

PROPERTY LEASED TO CHECKFREE CORPORATION

  General

     On June 3, 1999, CPA(R):14 and Carey Diversified LLC, an affiliate, both through 50% ownership interests in a limited liability company, purchased approximately 80 acres of land and two existing office buildings in Norcross, Georgia which comprise approximately 120,550 square feet. CPA(R):14 and Carey Diversified assumed a net lease with CheckFree Corporation, Inc. on the existing buildings. CPA(R):14 and Carey Diversified will construct upon the land and lease to CheckFree a build-to-suit building which will contain approximately 100,125 square feet upon completion. The existing buildings are suitable and adequate for their intended uses, and upon completion, the build-to suit building will be suitable and adequate for its intended uses. The cost of the existing buildings and the build-to-suit building will be depreciated for tax purposes over a 40-year period on a straight-line basis. In addition, CPA(R):14 and Carey Diversified are leasing a portion of the 80 acres of land to CheckFree under a ground lease.

  Purchase Terms

     The cost of acquiring the existing buildings and land and of constructing the build-to-suit building, including the acquisition fee payable to an affiliate of the Carey Property Advisors LP, the advisor, is $30,785,340, of which $11,060,745 will be disbursed for construction of the build-to-suit building. CPA(R):14 and Carey Diversified paid an acquisition fee of $1,059,162 to W.P. Carey & Co., Inc. Carey Property Advisors will receive a deferred fee of $52,958, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.

  DESCRIPTION OF THE LEASES

  General

     The leases are absolutely net and bondable and in normal financeable form. CheckFree will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facility. In the opinion of management, the facility is adequately covered by insurance.

  Term

     The initial term of the lease on the existing buildings and the land commenced on September 19, 1990, and will terminate on December 31, 2015. The lease on the existing building has three five-year renewal terms at the option of CheckFree.

     The initial term of the lease on the build-to-suit property commenced on February 1, 1999, and will terminate on December 31, 2015. The lease on the build-to-suit property has three successive five-year renewal terms at the option of CheckFree.

  Rent

     Annual rent under the lease on the existing buildings is $2,487,744 with rent increases scheduled for January 2004 and each year thereafter based on a formula indexed to increases in the Consumer Price Index capped at 2.5% per year. The current rent under the lease on the land is approximately $76,500 per annum.

     Annual rent under the lease for the build-to-suit property, upon completion of the building (which is scheduled for June 1, 2000), will be approximately $1,552,000. Commencing on January 1, 2001 and on each January 1 thereafter, the annual rent will be adjusted based on increases in the Consumer Price Index, capped at 2.5% per year.

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

  Description of Financing

     The purchase of the facility and construction of the build-to-suit building was financed with a limited recourse mortgage loan in the amount of $23,300,000 collateralized by a deed of trust on the facility and lease assignments. The loan is evidenced by two notes, one in the amount of $7,500,000 which will be disbursed for costs of constructing the build-to-suit building and the other in the amount of $15,800,000. The loan bears interest at an annual variable rate of interest equal to the sum of LIBOR and 2.5%. Principal payments will be based on a twenty-five year amortization schedule beginning August 1, 2000. The loan is scheduled to mature on June 1, 2006 at which time a balloon payment will be due. The loan is prepayable at any time without premium.

  DESCRIPTION OF CHECKFREE CORPORATION, INC.

     CheckFree is a leading provider of electronic commerce services, institutional portfolio management services, and financial application software for financial institutions and businesses.

     Financial statements for CheckFree are on file with the Securities and Exchange Commission. The following is a summary of selected financial information for CheckFree:

                                                                 YEAR ENDED JUNE 30,
                                                          ---------------------------------
                                                            1999        1998        1997
                                                          --------    --------    ---------
                                                                   (IN THOUSANDS)
STATEMENT OF OPERATIONS
Total revenue...........................................  $250,131    $233,864    $ 176,445
Total expenses..........................................   258,440     277,213      357,844
Net income (loss).......................................    10,457      (3,703)    (161,813)
Diluted income (loss) per common share..................      0.20       (0.07)       (3.44)

                                                                   AS OF JUNE 30,
                                                          ---------------------------------
                                                            1999        1998        1997
                                                          --------    --------    ---------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA
Total assets............................................  $252,761    $250,112    $ 223,836
Long-term obligations, less current portion.............     3,882       6,467        8,401
Total shareholders' equity..............................   186,903     183,854      148,644

PROPERTY LEASED TO BUILDERS' SUPPLY AND LUMBER CO., INC.

  General

     On June 29, 1999, CPA(R):14 purchased from Crosland Commercial, LLC a parcel of land upon which a built-to-suit facility is to be constructed. The land, containing approximately 2,356,700 square feet, is located in Harrisburg, North Carolina. The facility will be suitable and adequate for its intended uses. The cost of the facility attributable to building and improvements will be depreciated for tax purposes over a 40-year period on a straight-line basis.

     Concurrently with the acquisition of the land, CPA(R):14 entered into a construction management agreement with Crosland for the construction of the facility and assumed from Crosland a net lease with Builders' Supply and Lumber Co., Inc.

  Purchase Terms

     The cost to CPA(R):14 of acquiring the land was $7,805,807, an amount less than the appraised value of the land. CPA(R):14 paid an acquisition fee of $156,116 to W.P. Carey & Co., which was included in the total purchase price. Carey Property Advisors will receive a deferred fee of $15,612, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.

  DESCRIPTION OF THE LEASE

  General

     The lease is absolutely net and bondable and in normal financeable form. Builders' Supply will pay maintenance (except the foundations and structure), insurance, taxes post construction and all other expenses associated with the operation and maintenance of the facility. In the opinion of management of CPA(R):14, the facility is adequately covered by insurance.

  Term

     Construction is expected to be completed in February 2000 at which time an initial term of twenty years will commence. There is a renewal term of ten years at the option of Builder Supply.

  Rent

     The initial annual rent under the lease is payable monthly in advance in equal installments of $63,333 ($760,000 annually). Additionally, the lease provides that after the first year of the lease term, the rent increases each year in accordance with the percentage increase of the Consumer Price Index over the preceding year, capped at 2% per year.

  DESCRIPTION OF FINANCING

     CPA(R):14 is currently seeking mortgage financing for the facility.

  DESCRIPTION OF BUILDERS' SUPPLY AND LUMBER CO., INC.

     Builders' Supply and Lumber Co., Inc. operates as a distributor and seller of lumber and other building and construction supplies.

     The following is a summary of selected financial data for Builders' Supply supplied by Builders' Supply:

                                                               YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                                                             1998        1997        1996
                                                           --------    --------    --------
                                                                    (IN THOUSANDS)
STATEMENT OF OPERATIONS
Net sales................................................  $281,411    $255,676    $192,252
Cost of goods sold.......................................   226,513     216,026     161,043
Gross profit.............................................    54,898      39,650      31,209
Net income...............................................     1,199       3,987         619

                                                        AS OF DECEMBER 31,    AS OF DECEMBER 31,
                                                               1998                  1997
                                                        ------------------    ------------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents.............................       $   130               $   925
Receivables...........................................        36,143                22,868
Total asset...........................................        94,524                82,788
Total shareholders' equity............................        15,172                22,791

PROPERTY LEASED TO THE SCOTT CO. OF CALIFORNIA, INC.

  General

     On July 19, 1999, CPA(R):14 purchased from The Scott Co. of California, Inc. a production and distribution facility. The facility, containing approximately 86,924 square feet, is located on approximately seven acres of land in Gardenia, California. The facility is suitable and adequate for its

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

intended uses. The cost of the facility attributable to building and improvements will be depreciated for tax purposes over a 40-year period on a straight-line basis. Concurrently with the acquisition of the facility, CPA(R):14 entered into a net lease with Scott.

     The cost to CPA(R):14 of acquiring the facility, including the acquisition fee payable to W.P. Carey & Co. was $6,282,723, an amount less than the appraised value of the facility. CPA(R):14 paid an acquisition fee of $125,654 to W.P. Carey & Co. Carey Property Advisors will receive a deferred fee of $12,565, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.

  DESCRIPTION OF THE LEASE

  General

     The lease is absolutely net and bondable and in normal financeable form. Scott will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facility. In the opinion of management of CPA(R):14, the facility is adequately covered by insurance.

  Term

     The initial term of the lease is twenty years with three five-year renewal terms at the option of Scott.

  Rent

     The initial annual rent under the lease is $681,000 annually. Additionally, the lease provides that annual rent will be adjusted every three years based on a formula indexed to increases in the Consumer Price Index, not to exceed 4% per year.

  DESCRIPTION OF FINANCING

     The purchase of the facility was financed with a limited recourse mortgage loan of $3,000,000 collateralized by a deed of trust on the facility and lease assignments. The loan bears interest at a fixed rate of 8.21% annually with principal payment installments, starting on October 1, 1999, based on a thirty year amortization schedule. The loan is scheduled to mature on August 1, 2009 at which time a balloon payment will be due.

  DESCRIPTION OF SCOTT CO.

     Scott specializes in the engineering of mechanical systems.

     The following is a summary of selected financial data for Scott supplied by
Scott:

                                                                           YEAR ENDED,
                                           SIX MONTHS ENDED,    ----------------------------------
                                           JUNE 30, 1999(1)     APRIL 30, 1998     APRIL 30, 1998
                                           -----------------    ---------------    ---------------
INCOME STATEMENT
Contract revenue.........................     $83,094,792        $199,388,092       $171,388,454
Gross profit.............................      14,416,273          16,341,377         20,010,386
Other income (net).......................         (96,188)          1,786,644            869,553
Net earnings.............................       1,136,601             549,160          1,656,486

                                                              AS OF JUNE 30,    AS OF MARCH 31,
                                                                   1999              1999
                                                              --------------    ---------------
BALANCE SHEET DATA
Cash........................................................   $   456,324        $   895,483
Total current assets........................................    67,971,572         69,004,563
Total assets................................................    90,330,320         91,488,543
Current portion of long-term debt...........................     4,438,296          5,459,434
Total equity................................................    14,157,995         13,091,639

---------------
(1) Beginning 1999, Scott changed their fiscal year end from April 30 to December 31.

PROPERTY LEASED TO AMERISERVE FOOD DISTRIBUTION, INC.

  General

     On August 18, 1999, CPA(R):14 and CPA(R):12, an affiliate, through 60% and 40% ownership interests, respectively, in two limited liability companies, purchased four distribution facilities from AmeriServe Food Distribution, Inc. The facilities are located in Burlington, New Jersey; Manassas, Virginia; Grand Rapids, Michigan; and Shawnee, Kansas and will contain in the aggregate approximately 860,000 square feet. As part of the transaction, CPA(R):14 and CPA(R):12 are advancing funds for completion of the Kansas facility and expansion of the New Jersey and Virginia facilities. The facilities are or will be suitable and adequate for their intended uses. The cost of the facilities will be depreciated for tax purposes over a 40-year period on a straight-line basis.

     Concurrently with the acquisition of the facilities, the limited liability companies entered into two net leases with AmeriServe. Material terms of the leases are described below.

  Purchase Terms

     The cost of acquiring the facilities, including the acquisition fee is approximately $55,800,000, an amount less than the appraised value of the facilities. CPA(R):14 paid an acquisition fee of $1,395,000 to W.P. Carey & Co. Carey Property Advisors will receive a deferred fee of $83,670, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.

  DESCRIPTION OF THE LEASES

  General

     The leases are absolutely net and bondable and in normal financeable form. AmeriServe will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facilities. In the opinion of management, the facilities are adequately covered by insurance.

  Term

     The initial term of the leases is twenty years with two ten-year renewal terms at the option of AmeriServe.

  Rent

     Annual rent under the leases is approximately $5,770,000 per annum. Additionally, the leases provides that annual rent will be adjusted every three years based on increases in the Consumer Price Index.

  Description of Financing

     The purchase of the facilities in Manassas, Virginia and Shawnell, Kansas was financed with a limited recourse mortgage loan of $16,900,000 collateralized by a deed of trust on the facilities and lease assignments. The loan bears interest at a fixed rate of 8.51%. The loan is scheduled to mature on September 1, 2009 at which time a balloon payment will be due.

     The purchase of the facilities in Burlington, New Jersey and Grand Rapids, Michigan was financed with a limited recourse mortgage loan of $15,100,00 collateralized by a deed of trust on the facilities and lease assignments. The loan bears interest at a fixed rate of 8.51%. The loan is scheduled to mature on September 1, 2009 at which time a balloon payment will be due.

  DESCRIPTION OF AMERISERVE FOOD DISTRIBUTION, INC.

     AmeriServe is North America's largest systems foodservice distributor specializing in food distribution to chain restaurants across the United States and Canada.

     Financial statements for AmeriServe are on file with the Securities and Exchange Commission. The following is a summary of selected financial information for AmeriServe:

                                                                  YEAR ENDED,
                                                  --------------------------------------------
                                                  DECEMBER 26,    DECEMBER 27,    DECEMBER 28,
                                                      1998            1997            1996
                                                  ------------    ------------    ------------
INCOME STATEMENT
Net sales.......................................   $7,420,951      $3,446,191      $1,280,598
Cost of goods sold..............................    6,740,926       3,104,012       1,151,749
Distribution, selling and administrative
  expense.......................................      561,985         266,692         104,449
Net income (loss)...............................     (146,973)        (74,223)          2,518

                                                        AS OF DECEMBER 26,    AS OF DECEMBER 27,
                                                               1998                  1997
                                                        ------------------    ------------------
BALANCE SHEET DATA
Cash and cash equivalents.............................      $    4,667            $  231,131
Total current assets..................................         550,758               580,536
Total assets..........................................       1,887,323             1,462,321
Total shareholders' equity............................           1,082                98,055

                                  THE OFFERING

     On September 16, 1999 CPA(R):14 issued 4,076,438 shares to investors in return for approximately $40,525,789 in net proceeds previously held in escrow. As of September 16, 1999, CPA(R):14 had issued a total of 26,514,833 shares in exchange for gross proceeds of approximately $264,867,173.